

June 11, 2010

T J Jesky
EZJR, Inc.
2235 E. Flamingo, Suite 114
North Las Vegas, Nevada 89119

   Re: EZJR, Inc.
     Registration Statement on Form 10
     Amended May 27, 2010
     File No. 000-53810

Dear Mr. Jesky:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response to our prior comment 2. Your response letter dated December 18, 2009 was filed under a different registrant's EDGAR file. Please file that response in your Edgar file for this registrant with the CIK 1402453.

<u>Business History, page 3</u>

2. Your response to prior comment 3 indicates that Eaton shareholders were not given an information statement that (1) described the spin-off and the subsidiary and (2) substantially complied with Regulation 14A or Regulation 14C under the Exchange Act. Your response also continues to suggest that the spun-off company had minimal operations and assets. Therefore, it remains unclear how the spin-off could have been conducted consistent with the Securities Act absent registration; see the guidance in Staff

Legal Bulletin No. 4 (September 16, 1997). Please provide us your analysis of the materiality of potential remedies if the Commission or a private plaintiff were to disagree with your conclusion that the spin-off did not require registration under the Securities Act. Add any appropriate risk factors.

3.   From your disclosure and your response to prior comment 5, it remains unclear whether IVPSA's acquisition of EZJR was a stock acquisition, a merger or a stock acquisition followed by a merger. Please revise your disclosure to clarify.

4.   We reissue prior comment 6. Please provide the specific date and the nature and result of each or your actions taken to develop the product in the past 12 months; include only your actions, not actions of the Cleveland Clinic, Dr. Avitsian or other parties. For example:

- Your current response includes the vague phrase "we have discovered that we can add monitor devices…" Who discovered this? When? How? What have you done to attempt to "find a way to use these catheter monitors in a way that would not be cost prohibitive"? When? Who undertook each such action?

- You also state that "we have been unable to find any engineering firms…" When did you contact firms? Who contacted the firms? How many firms?

Business of the Issuer, page 4

5.   We reissue prior comment 7. Please revise your entire document substantially to remove the implication that you have substantive operations involving a medical device.

6.   Please respond to our questions in prior comment 8 including telling us the nature of the business relationships between your major shareholders and the CEO of EZJR before you acquired it. Do they work together or with others to acquire, operate or sell companies? Is the registrant one of several companies that are or have been part of a business or investment plan involving those individuals?

Prototype Development, page 5

7.   Please disclose your response to prior comment 10 that you determined that Interplex would not be able to design the catheter. Also disclose the date of this determination and the basis for the determination, when Interplex last undertook substantial efforts to develop the product, and any remaining enforceable obligations Interplex has to you under the agreement. See comment 7 in our January 7, 2010 letter to you.

8.   Please reconcile your disclosure that your officer has agreed to fund the project to the point where you have "identified engineers on an economical basis" within the 12-month limitation in exhibit 10.4.

Existing or Probable Government Regulations, page 6

9.   From your revised disclosure in response to prior comment 12, it remains unclear what type of FDA approval process is required for the product you describe before you can market the product. Please revise for clarity.

Risk Factors, page 10

10.   Please tell us how you determined that your response to the first bullet point of prior comment 13 is complete. We note for example that it does not address either of the two companies mentioned in prior comment 9.

11.   Please expand your response to the second bullet point of prior comment 13 to provide us a chart that shows clearly:

- the date that your two major shareholders acquired their shares in the companies with little or no revenue;
- the date that the company acquired an operating business; and
- the date that your two major shareholders sold their shares in the company, and whether those sales were registered under the Securities Act. If the sales were not registered, please tell us the exemption from registration claimed and the facts relied upon to make the exemption available.

12.   We note your response to prior comment 14 and that filings continue to be made in the file of the company you say you acquired. Those filings appear to represent to the public that the company you acquired has outstanding shares and continues to exist as a separate entity. Please tell us why you believe such representations to the public are appropriate if they are not true.

Item 5(a) Affiliated Companies, page 27

13.   We note your response to the first bullet point of comment 13. Please include in your disclosure on page 27 your transactions with Political Calls or tell us why you have not included such information.

Item 9(a) Market Information, page 30

14.   As noted in comment 22 of our letter dated January 7, 2010, we are unable to agree with
        your position that you have repeated in the last two sentences of response 15 in your
        letter dated May 26, 2010. Therefore:

    •   We reissue comment 15 in our letter to you dated February 19, 2010 that asks, given
        your continued disclosure that "the Company has been cleared for trading," what you
        have told OTC Bulletin Board officials regarding your Exchange Act reporting status
        and the status of our comments regarding your Form 10. Include in your response the
        name and contact information for the OTC Bulletin Board officials with whom you
        have communicated regarding these matters. When we refer to "you" in this
        comment, we refer to the registrant and its affiliates or other representatives,
        including any market maker with whom you have worked.

    •   Please revise the Explanatory Note in the Form 10-K amendment that you filed on
        May 27, 2010 to remove the implication that the original Form 10-K was filed by the
        registrant that filed this Form 10.

Dismissal, page 33

15.   We reissue the second sentence of prior comment 16. Please provide Rule 12b-21(b)
        disclosure as requested.

Financial Statements, page F-1

16.   Your response to comment 18 and prior comment 25 remains unclear as to how you
        considered the disclosure requirements of section 250-10-50 of FASB ASC for the
        differences noted in your re-audited and re-issued financial statements. Therefore, we re-
        issue our comment and ask you to tell us how you considered the disclosure requirements
        of section 250-10-50 of FASB ASC for the changes that appear in your re-audited
        financial statements. Please note that there are specific disclosure requirements when
        financial statements are restated to correct an error. Further, it does not appear to us that
        expensing service invoices when paid, as indicated in your response, was an accepted
        method of accounting under US GAAP. Therefore, it appears that you are correcting an
        error and subject to the disclosure requirements under section 250-10-50.

Note 1. General Organization and Business, page F-7a

17.   You disclose in Note 1 that two major shareholders of the company paid $4,000 cash for the shares of EZJR and as indicated in your response to comment 19 the payment was made through an attorney client trust account in a private transaction. However, it remains unclear to us how the company accounted for the acquisition/merger transaction.

- Please tell us how the shares acquired by the two major shareholders in the private transaction were subsequently acquired by the company from the two major shareholders and how you accounted for that transaction.
- Reconcile the above transactions with Note 3 wherein it is indicated that "Immediately after the acquisition was consummated, and further to the Agreement, the sole shareholder of the original EZJR, Inc. cancelled his 200,000 shares of common stock." It is not clear how he could cancel the shares acquired by the two major shareholders.
- Please reconcile your response to Article I Section 1.2 of the Acquisition Agreement and Plan of Merger dated July 25, 2008, wherein it is indicated that the company agreed to purchase the shares for cash of $4,000.
- Please reconcile your response and the transactions described above to Section 2.2, wherein it is indicated that "Pursuant to the Merger Agreement IVP will not issue any shares to EZJR, and purchase the 200,000 issued and outstanding of EZJR for cash at par value of $0.001 per share." (200,000 X $0.001 = $200)."

Please address each point and be very detailed and specific in your response as there appears to be conflicting information regarding what appears to be the same transaction.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Item 4T. Controls and Procedures, page 20

18.   We note your response to prior comment 22 but we fail to see how your revised disclosure provides the information required by Item 307 of Regulation S-K. Further you appear to be co-mingling the disclosures required by Item 308T and Item 307 of Regulation S-K. Please note that Item 308T of Regulation S-K is a separate requirement from that of Item 307 of Regulation S-K. Item 308T of Regulation S-K requires you to provide management's annual report on internal control over financial reporting that includes management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year, while Item 307 of Regulation S-K requires you to disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures, including a definite and clear statement as to whether your disclosure controls and procedures were effective or were not effective, at the end of each quarter. Therefore, we re-issue our comment in its entirety. Please amend your Form 10-Q to disclose the conclusions of your principal executive and principal financial officers,

T J Jesky
EZJR, Inc.
June 11, 2010
Page 6

or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. This comment is also applicable to your Form 10-Q for the quarterly period ended March 31, 2010 and your Form 10-K for the year ended June 30, 2009.

Exhibits

19.   We reissue prior comment 26. It does not appear you revised your exhibit index in response to this comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at 202-551-3618 or in his absence, Kaitlin Tillan, at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-33617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via Fax): Thomas C. Cook, Esq.